                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 3)*



                            Price Enterprises, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   741444202
           -------------------------------------------------------
                                 (CUSIP Number)


           Kathleen M. Hillan 4649 Morena Blvd., San Diego, CA 92117
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                August 21, 1998
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 741444202                                        PAGE 2 OF 4 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Price Family Charitable Fund
      95 3842468
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [*]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      00

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      San Diego, California - USA
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  107,580

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  107,580

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH


-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      107,580

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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      107,580 divided by 23,758,282 = 0.5%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      00

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

1.      SECURITY AND ISSUER

        Price Enterprises, Inc.
        Common Stock
        Kathleen M. Hillan, Senior V.P. - Finance
        4649 Morena Blvd.
        San Diego, CA 92117




2.      IDENTITY AND BACKGROUND

        a)  The Price Family Charitable Fund
        b)  7979 Ivanhoe Avenue, Suite 520
            La Jolla, CA 92037
        c)  Private Foundation
        d)  None
        e)  None
        f)  Private Foundation in United States




3.      SOURCE AND AMOUNT OF FUNDS

        All securities were acquired by contributions to the Fund.




4.      PURPOSE OF TRANSACTION

        The purpose of the acquisition of Price Enterprises common stock from the contribution was for investment purposes only.


5.      INTEREST IN SECURITIES OF THE ISSUER

        a) The aggregate number of shares beneficially owned (107,580 or 0.5%) is held as follows.

               - 107,580 shares by The Price Family Charitable Fund

        b) The power to vote and the power to dispose of such shares is as follows:

               Sole power to vote or direct the vote:             107,580

               Sole power to dispose or direct the disposition    107,580

        c) On December 4, 1996, the Price Family Charitable Fund received a contribution of 2,500,000 shares of Price Enterprises common stock. The Fund previously owned 500 shares of Price Enterprises common stock prior to December 1996 contribution.

           On December 31, 1997, the Price Family Charitable Fund received 122,080 shares from the Pearl Effron Trust A per the decedent's bequest.

           On May 1, 1998, the Price Family Charitable Fund sold 15,000 shares to one individual for $278,437.

           On May 21, 1998, the Price Family Charitable Fund made gifts of an aggregate of 552,500 shares to three charitable organizations.

           On August 21, 1998, the Price Family Charitable Fund made gifts of an aggregate of 1,947,500 shares to two charitable organizations.

        d) N/A

        e) N/A


6.      CONTRACTS WITH RESPECT TO SECURITIES OF THE ISSUER

        On August 17, 1998, Price Enterprises, Inc. made a pro rata distribution of one share of 8 3/4% Series A Cumulative Redeemable Preferred Stock ("Series A Preferred Stock") on each share of Common Stock outstanding on July 30, 1998. For information regarding the Price Family Charitable Fund's beneficial ownership of Series A Preferred Stock, see the separate Schedule 13D, as may be amended from time to time, regarding such ownership.


7.      EXHIBITS

        N/A


The Price Family Charitable Fund (the "Fund") is a private foundation. Certain directors of the Fund beneficially own Common Stock of Price Enterprises, Inc; accordingly, in accordance with General Instruction C to Schedule 13D, the information relating to such persons and responsive to Items 2-6 is set forth below.

The directors of the fund are Sol Price, Robert Price, Jim Cahill, Helen Price and Allison Price. The officers of the Fund are Mr. Robert Price, Vice President and Treasurer, Mr. Sol Price, Vice President, and Mr. Joseph Satz, Secretary. Each of the foregoing individuals disclaims membership in a group with the Fund.

Responses to Items 2-6 for Mr. Sol Price, Mr. Robert Price, Mr. Cahill and Mr. Joseph Satz are set forth below:

Mr. Sol Price and Ms. Helen Price

        Mr. Sol Price files a separate Schedule 13D. Ms. Helen Price is married to Mr. Sol Price.

Mr. Robert Price and Ms. Allison Price

        Mr. Robert Price files a separate Schedule 13D. Ms. Allison Price is married to Mr. Robert Price.

Mr. Cahill

        2. IDENTITY AND BACKGROUND
           a) Jim Cahill
           b) 7979 Ivanhoe Avenue, Suite 520, La Jolla, CA 92037
           c) Executive Vice President, Price Entities
           d) None
           e) None
           f) U.S. Citizen

        3. SOURCE AND AMOUNT OF FUNDS: N/A

        4. PURPOSE OF TRANSACTION: N/A

        5. INTEREST IN SECURITIES OF THE ISSUER:

           Sole Voting Power: 66,250
           Shared Voting Power:   110,940 (As Co-Trustee)
                                  107,580 (As a director of the Fund)

           Sole Dispositive Power: 66,250
           Shared Dispositive Power:   110,940 (As Co-Trustee)
                                       107,580 (As a director of the Fund)

        6. CONTRACTS WITH RESPECT TO SECURITIES OF THE ISSUER: N/A

Mr. Satz

        2. IDENTITY AND BACKGROUND
           a) Joseph Satz
           b) 7979 Ivanhoe Avenue, Suite 520, La Jolla, CA 92037
           c) General Counsel, Price Enterprises, Inc.,
              4649 Morena Blvd., San Diego, CA 92117
           d) None
           e) None
           f) U.S. Citizen

        3. SOURCE AND AMOUNT OF FUNDS: N/A

        4. PURPOSE OF TRANSACTION: N/A

        5. INTEREST IN SECURITIES OF THE ISSUER:

           Sole Voting Power: 1,500
           Shared Voting Power: N/A

           Sole Dispositive Power: 1,500
           Shared Dispositive Power: N/A

        6. CONTRACTS WITH RESPECT TO SECURITIES OF THE ISSUER: N/A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





        August 28, 1998               /s/ Sol Price
----------------------------------  -------------------------------------------
             DATE                   Sol Price - Director
                                    Price Family Charitable Fund